Stackhouse

Main Street · Infrastructure · Female Founder · Smart Cities · Sustainability

We make homeownership more affordable, and downtown living more accessible

STACKHOUSE.LIFE TUCSON ARIZONA


STACKHOUSE
Affordable, eco-friendly, and easily transportable homes.



Ryan and I started Stackhouse because we wanted to live in a container home and there wasn't a way to do that and be able to move from city to city.

Janelle Briggs Co-founder & CEO @ Stackhouse

Why you may want to support us...

1. For the price of a new SUV, you can own an energy-efficient luxury apartment.
2. We'll build vertical communities to dock your home in cities across the U.S.
3. When you want to move, we'll relocate your home to one of our many communities across the US.
4. Stackhouse is designed to meet the highest build and sustainability codes across the country.
5. We sell a better home for less money at a profit. A healthy one.
6. Reducing our imprint is a priority, growing vertically allows us to use minimal ground-level space.
7. We make container living an elevated alternative to the rising cost of urban housing.

WE'VE RAISED $120,000 SINCE OUR FOUNDING

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Janelle Briggs

Co-founder & CEO



Ryan Egan

Co-founder & COO

Managed condo entitlement projects in San Francisco; responsible for site selection, construction & property management for 70+ automative repair stores in 5 states.



Randy Jacob

Architect

130+ design and construction projects incl. residential & large scale commercial developments



Crystal Royce

Chief Financial Officer

A CPA providing tax strategies to investors and entrepreneurs. Has owned and operated The Royce CPA Firm since 2013.



Marisa Dominguez

Chief Marketing Officer

Co-founder of NINE25 Design, award-winning marketing, design, and web agency. Marisa brings over 15 years of digital marketing and design experience.

In the news

Downloads

- stackhouse.mp4
- SH Tower Prototype-RDG.mov
- Wefunder Investor FAQ.pdf

The Stackhouse Story

Stackhouse is the creation of Ryan Egan and Janelle Briggs. The entrepreneur duo has been committed to the Stackhouse revolution since 2016. The couple intends to be residents.

Ryan, a commercial real estate agent, worked a number of years in the condo development business in San Francisco. He witnessed displaced residents due to gentrification. That stoked a passion for creating an affordable living option that would never upend neighborhoods. There had to be a way to provide people who work in a city's hub an affordable option to live near where they worked. Stackhouse is the solution.

Owning a Stackhouse Container Home starts at $45k

We start by building the container from the floor up. We use refurbished (and thoroughly remediated) shipping containers. Using an online interactive ordering system, the resident selects their floorplan, paint colors, accent tile, and appliances throughout. Every detail is customizable allowing for maximum personalization. Then they select their space in the vertical community.



Move-in Ready Communities

Our vertical community towers are designed to quickly dock each container home. Our first development in Tucson will have spaces for 49 container homes. Rent for spaces starts 10% below the market rate for a studio apartment and includes all utilities - water, electric, trash, internet, and assigned parking. Pricing for rent varies by floor selection, size of private outdoor space, and views. The average rent for a 3rd-floor space, $1100/mo.

Community amenities include areas designated for socializing. There will be yoga and bbq pods. Privacy pods for reading or personal meetings and common spaces for quick stops. Each unit is equipped with an energy-efficient split air conditioner/heater unit and private patio.

Stackhouse Communities are eco-built for sustainable futuristic living. Our vertical developments are built to adhere to San Francisco's stringent building code – one of the world's most rigorous cities in which to build. Our communities incorporate rainwater harvesting and solar power mining.


25 Cities by 2025
Atlanta, GA
Austin, TX
Boston, MA
Charlotte, NC
Dallas, TX
Denver, CO
Detroit, MI
Houston, TX
Indianapolis, IN
Kansas City, MO
Louisville, KY
Memphis, TN
Minneapolis, MN
Nashville, TN
New York City, NY
Oklahoma City, OK
Portland, OR
Raleigh, NC
Salt Lake City, UT
San Antonio, TX
San Francisco, CA
San Jose, CA
Seattle, WA
St. Louis, MO
Washington, DC

Moveable Lifestyle

Stackhouse is slated to have 25 communities built across the United States by 2025 with plans to go international by 2030. Expansion of the communities allows the ability to move for work, family, or an extended vacation. Our team will take care of all the moving details providing a stress-free relocation.

Age 25-40

25.3 mil est. size

Downtown-City Lifestyle

First Time Homebuyers



Age 55+

47.7 mil est. size

Entering retirement, reducing expenses

Frequent travel



Our Audience

We believe Stackhouse's product and lifestyle are in line with Millennials and Boomers. Today, these two demographics are going after the same housing market. By positioning Stackhouse as an affordable, sustainable, and moveable, modern luxury living solution we are promoting the resident's sense of ownership, freedom, and community belonging. We inspire to empower our residents to live in the moment instead of waiting until they retire years down the road. By providing a modern affordable housing solution we hope to do just that.

Patents

Stackhouse is actively acquiring patents for our innovative building design, container lift mechanism, and other proprietary elements.

Stackhouse position in Q2/2020

Currently, we have 29 of 50 units secured with a paid-reservation for our initial location in Tucson, Arizona. We purchased 941 N. Stone Avenue in Tucson, Arizona with a loan from The Naked Alpha Fund.


LIMITED SPACE AVAILABLE
Luxury Living in
Downtown Tucson
DOWNTOWN TOWER
941 N STONE AVE
One block North of Speedway
STACKHOUSE
TOWER RESERVATIONS @ Stackhouse.life

Investor Q&A

– COLLAPSE ALL

What does your company do?

Stackhouse is a real estate development company doing things a little differently. We create vertical communities for luxury shipping container homes in major metropolitan areas across the world.

Where will your company be in 5 years?

In five years, we hope to become the #1 container community builder in the U.S. We aim to have locked down licensing deals across the states to continue adding destinations for our homeowners. We envision that Stacked Commercial Spaces will have been added to our mixed use developments and we hope that have begun building internationally. These projections cannot be guaranteed.

Why did you choose this idea?

Ryan and I started Stackhouse because we wanted to live in a container home and there wasn't a way to do that and be able to move from city to city.

How much does each container cost?

Pricing starts at $45k. You get to pick your floor plan, appliances, kitchen, and bathroom. We provide an assortment of options to allow you maximum control. Every detail is up to you.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

While the other big developers were focused on charging more for less, we took the opposite approach. We read the code and figured out that by building smarter we could deliver more for our residents, our investors, and team. This approach is anathema to traditional development practices where the 7 year cycle is a law of nature and limiting demand is the only path to profitability. We gain a new American every single second and land is finite. It was only a matter of time before the efficiencies of mass production are applied to housing. That fact coupled with a supreme court decision limiting the City of San Francisco's right to regulate HUD housing told us the market was ripe. A trip to meet the largest mobile home manufacturers in the country taught us our competition isn't interested in providing a comparable product or housing our target customers.

How far along are you? What's your biggest obstacle?

We have purchased a property in Tucson, Arizona where we will build the first-ever vertical shipping container community. We have partnered with a local bank and investor to secure 90% of the cost of construction for the Tucson community. This development is already 50% reserved by owner-occupied tenants.

Who competes with you? What do you understand that they don't?

While there are many container home builders across the country, our homes receive a national certification from the Department of Housing and Urban Development which allows our residents to move their container home in any of our towers across the country. At Stackhouse, we understand and embrace that the world is changing and we need homes that move and grow with us, not the other way around. Other companies working to create new access points into the housing market include Common, Kasita, New Story, and Blokable.

How will you make money?

As a real estate developer, we make money on the monthly membership fee paid by our residents. We are cognizant of the sometimes tense relationship people have with their landlords and that's why we're proud to say that we will be living in our vertical communities right next to our residents. We are building this business because we want to live this way and believe that we can make an honest living doing so. Our margins are comparable or better than traditionally built apartments and condominiums. As we build across the country, we will add new business lines including container home transportation management between communities, a national MLS system for our residents to buy-in our sell-out of the Stackhouse lifestyle, as well as licensing our technology to other like minded real estate developers.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

We have 2 primary risks. One cultural and one practical. If marketed poorly or with the usual developer approaches, Stackhouse could come to be seen as just another attempt to profit off the working class. The second risk, while real, is not unique to Stackhouse. Ask any real estate developer and they will tell you that the number one thing that kills a project is change orders. A change order occurs when the builder is unable to construct the project as designed by the architect. To solve this problem, we brought on Randy Jacob as our architect and construction manager. Randy has 20+ years of experience as an architect and general contractor which means he knows how to build what he designs. Randy's experience will enable us to ensure that our sustainably designed communities are built efficiently and with minimal change orders.

What sets Stackhouse apart from the competition?

Stackhouse is the first company in the world to build vertical container home developments that allow residents to move their homes from city to city. We are democratizing the real estate industry and giving everyone access to a beautifully designed custom home for the price of an SUV. No other developer can match our construction processes, our vertical communities are thoroughly protected from competition (patents pending), and our homeowner-centric values ensure our communities will be vibrant, inclusive spaces.

How much does each Stackhouse tower cost to build?

We estimate an approximate cost of $125/sq ft, for a total build cost in Tucson of $3.3M.